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                      October 30, 2023

       Eugene Yates
       Chief Financial Officer
       Ironstone Properties, Inc.
       909 Montgomery Street
       San Francisco, CA 94133

                                                        Re: Ironstone
Properties, Inc.
                                                            Form 10-K for
fiscal year ended December 31, 2022
                                                            Filed May 17, 2023
                                                            File No. 000-12346

       Dear Eugene Yates:

              We issued a comment on the above captioned filing on September 14, 2023. On October
       6, 2023, we issued a follow-up letter informing you that the comment remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 with any questions.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Real Estate & Construction